                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-SB


                 General Form for Registration of Securities
                of Small Business Issuers Under Section 12(b)
                   or 12(g) of the Securities Act of 1934


                   American Electric Automobile Company, Inc.
                   ------------------------------------------
                  (Name of Small Business Issuer in Its Charter)


         Delaware                                   33-0727323
----------------------------        -----------------------------------
(State or Other Jurisdiction        (I.R.S. Employer Identification No.)
Incorporation or Organization)

 4190 Bonita Rd., Suite 105, Bonita, CA     91902
-----------------------------------------------------------------------
(Address of Principal Executive Offices)  (ZIP Code)


                       (619) 479-2809
 ----------------------------------------------------------------------
          (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

      Title of Each Class       Name of Each Exchange on which           to be
so Registered
Each Class is to be registered


                                 ___________________________

                                 ____________________________


Securities to be Registered under Section 12(g) of the Act:

       Common Stock

                                   PART 1


ITEM 1     DESCRIPTION OF BUSINESS


     HISTORY

American Electric Automobile Company (the "Company") was chartered as a Delaware corporation on May 9, 1996. On June 15, 1996 the Company acquired all of the outstanding stock of California Electric Automobile Co., Inc., incorporated in California on November 14, 1995, ("CEAC") from the shareholders of CEAC in an exchange for stock in the Company. The exchange was on the basis of one share of CEAC for ten shares of the Company for a total of 1,050,000 shares of the Company's common stock. Of the 1,050,000 shares, 900,000 were held in escrow pending the exercise of CEAC's option to purchase the assets and business of San Diego Electric automobile Company.

On October 17, 1996 the Company exercised its option to purchase the assets and business of San Diego Electric Automobile Company ("SDEAC"), a sole proprietorship. The purchase price was for 900,000 shares of AEAC's common stock. The Company is currently comprised of American Electric Automobile Company and its subsidiary, CEAC.

BUSINESS

A. OPERATION

The Company operates business through its subsidiary, California Electric Automobile company; through a joint venture with China Electric Auto, Ltd.; and through a joint venture company known as American Electric Automobile Company (ASIA), Inc. ("EVASIA") EVASIA is owned jointly by the Company (45%) and China Electric Auto, Ltd.(55%)

B. MISSION

The mission of the Company is to create profit through the following business activities:

1. Sale of automobiles that have been remanufactured from gasoline to electric power.

2. License its electric conversion technology to domestic and global manufacturers of automobiles in exchange for royalty income.

3. Seek joint venture arrangements with manufacturers of components for electric automobiles to design, develop and distribute these components.

C. PRESENT BUSINESS ACTIVITIES

1. The Company continues to promote its conversion business.

2. The Company markets components to individuals who wish to convert their own automobiles.
                                                           Page2

3. The Company is active in China through EVASIA.

D. COMPETITION

Electric passenger cars have been the latest electric vehicles to emerge on the market. Many automobile manufacturers have developed prototypes. These manufacturers realize the need for electric vehicles in the future to reduce air pollution and operating costs.

Late in 1996 the electric automobile industry saw at least three multi-national automobile manufacturers introduce their first production model. General Motors, Ford and Toyota now have new electric automobiles in showrooms in California and other states. Nissan currently has an electric model available in Japan.

All of the new vehicles are priced at proximately $34,000, but are normally only available for lease. The company's remanufactured vehicles will sell at much lower prices and are increasingly widely accepted. The emergence of the Hybrid-Electric concept that includes an on-board gasoline powered charger will dramatically improve the acceptance of electric passenger vehicles. Honda and several other major manufactures have announced these "parallel EVs". These are basicly gasoline powered automobiles with an electric motor boost. Mileage estimates published are approximately 70 miles per gallon.

Currently other converters of new and used automobiles include:
California Electric Cars of Seaside, CA
Electric Vehicles of America, Inc. of Maynard, MA
Electric Vehicles, Inc. of Mountain View, CA

Elfa Automotive Company of Jamestown, NY
Green Motorworks of North Hollywood, CA
Kaylor Energy Products of Boulder Creek, CA
Mike's Auto Care of San Mateo, CA
Specialty Vehicle Manufacturing Corp., Downey, CA
Solectria, Wilmington, MA
Sun Toys of Santa Cruz, CA
Suntera of Honokaa, Hawaii
TMD Worldwide Conversions of Troy, MI


E. MARKETING

Initial Marketing Goals:

1. Develop name recognition - maximize publicity with press releases, display advertising to target markets, articles, interviews, demos, contests, auto show booths, etc.

2. Build backlog of orders for Company's principal remanufactured models

3. Make available custom design and fabrication for the special engineered electric automobile based on customer specifications.

4. Develop a new 'glider' from one or more new auto manufacturers.The Company plans to establish a dealership in an auto park such as the National City Mile of Cars or the Chula Vista Main Street Auto Park or possibly in downtown
San Diego. Initially an arrangement with an existing automobile dealer will be sought. Partnering sales efforts, floor space, etc. will reduce the need for dedicated early investment in facilities.


F. CHINA JOINT VENTURE COMPANY

On February 20, 1997 the Company formed a California corporation called American Electric Automobile Company (ASIA), Inc. This Company is a join venture between China Electric Automobile, Ltd., a Hong Kong company,
(55% owner) and the Company (45% owners). The purpose of the joint venture is to promote electric automobiles in Asia. The Chair of the Company, Edward F. Myers, is the President of EVASIA.


On February 25, 1997 EVASIA signed a contract with Guangdong Vick Wei EV Co., Ltd. for the joint production of electric cars in Nanhai City, China. The contract calls for the modification of present gasoline car production lines to electric. The contract also calls for EVASIA to be a 30% joint venture partner in these electric auto production lines. On June 5, 1998 the joint venture completed its first prototype. This automobile has completed a years' testing at the new China electric automobile test center in Santou, China.

The automobile, an SUV style, in July of 1999 successfully completed a years' testing and has been licensed for use on the roads in China.


ITEM 2: MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                                   GENERAL

        The Company's business continues to be the design and conversion of automobiles from gasoline to electric power. The company completed two conversions in 1999. The Company continues to work through EV ASIA with its conversions in China. The Company's conversion of an SUV model in China has successfully completed a year of tests in Shantow, China and is now licensed for use on the roads in China.

                             RESULTS OF OPERATIONS

                          Fiscal 1998 versus Fiscal 1997

During 1998 the Company had revenues of $25,047 compared to $36,341 for 1997. The reduced revenues may be due to a less aggressive marketing policy in regard toparticipation in environmental shows.

During 1998 the Company incurred $45,701 in Operating Expenses compared to $139,809 in 1997. The decrease was mainly due to the Company's effort to reduce reliance on consulting and other G & A expenses. In 1998 the Company wrote down the value of an investment in China Electric Automobile, Ltd.
by $18,750.

The Company recorded a loss of $54,404 in 1998 or $0.0191 per common share compared to a loss of $142,622 in 1997 or $0.06 per share, a decrease of $0.04 per share or 66%.

First eleven Months of 1999 versus First Eleven Months of 1998

During this period in 1999 the Company had revenues of $3,500 compared to $22,960 for the same period of 1998. During 1999 the Company lost its principle marketing personnel. The Company was also not able to attend as many trade shows. As of early 2000 the Company is just starting to rebuild its marketing ability.

During this period in 1999 the Company had $44,601 in Operating Expenses compared to $41,892 in the same period in 1998.

The Company recorded a loss for this eleven-month period in 1999 of $19,596 compared to $49,870 in 1998. The Company's loss per common share for the eleven month period in 1999 was 40.01 per share compared to $0.02 per share in 1998, for a decreased loss of 50% per share.

             LIQUIDITY AND CAPITAL RESOURCES - THE COMPANY

The Company has continued to reduce its expenses and reduce its annual loss. The Company now feels that it is in a position to strongly increase marketing and the expansion of business and revenues. The Company continues to seek additional financing through the offering and sale of the Company's securities. The Company has not received any indication that it will be successful in these efforts.


ITEM 3:     NATURE AND EXTENT OF ISSUER'S FACILITIES

Between 1996 and 1998 the Company rented remanufacturing facilities in Lakeside, CA from a previous officer and employee, Mr. Ron Larrea. Mr. Larrea lost his lease on the property in the second quarter of 1999. The Company has leased facilities at 1055 "G" street in San Diego, CA. for its business. The Company has a six month lease with an option to renew on the same terms for another six months. The property has 750 square feet of industrial space and is leased from an unaffiliated party for $3,000/Mo. This space is sufficient for the remanufacture of two automobiles at the same time. The property also has a large fenced area sufficient for the parking and display of up to ten automobiles. The Company deems this sufficient for its present level of operation.

The Company maintains its executive and sales offices at 4190 Bonita Road, Bonita, CA

Initially the marketing functions will be carried out by telephone. The Company plans to lease display space in an auto park as soon as financially feasible.

ITEM 4:     SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth certain information concerning the common stock ownership as of January 31, 2000, of each officer, director and others known to the Company as management or to be the beneficial owner of more than five percent of the Company's common stock.

NAME AND ADDRESS                SHARE              PERCENTAGE
OF BENEFICIAL                   OWNERSHIP          OWNERSHIP
OWNER
,S.
Edward F. Myers                 2,351,000          52.3
Chairman/Director
4190 Bonita Rd.
Bonita, CA 91902

Gary G. DeGano*                   218,000            4.8
President/CEO/
Director
4190 Bonita Rd.
Bonita CA 91902

Betty N. Myers                  2,351,000           52.3
Security/Director
4190 Bonita Rd.
Bonita CA 91902

Gary L. Jackson                    76,000            1.7
Vice President
4190 Bonita Rd.
Bonita CA 91902

Percentages based on 4,471,600 shares outstanding on February 14, 2000.

ITEM 5:  DIRECTORS, EXECUTIVE OFFICER, PROMOTERS AND
         CONTROL PERSONS:

The names, ages, and respective positions of the current directors and executive officers of the Company are:

Name                       Age              Position
Edward F. Myers            67               Chairman/CFO



Gary G. DeGano             56               President & CEO
                                            Director

Gary L. Jackson            52               Vice President-
                                            Research

Dr. Edward F. Myers has been Chairman, and a Director of the Company since May
8, 1996 and President of California Electric Automobile Company, Inc. since
November 19, 1995.  Between June 1970 to September 1991 he was president of
Exten Ventures, Inc., a public company. From March 1983 to December, 1995, he was president of EFM Venture Group, Inc., a financial syndication firm. EFM was active between 1983 and 1985 and purchased commercial real estate for resale to partnerships which were subsequently syndicated through broker-dealers or their general partners. Dr. Myers was a director of William Lyon
College, San Diego from 1981-1985 and Treasurer and Trustee of Beacon
College, Washington, D.C., between 1981-1983.  From 1980 to 1983 he was
President of Exchange Accommodation Corporation, a company active in real estate exchanges, and was also Chairman of the Board of Impact International, Inc. Prior to 1980 Dr. Myers was Special Assistant to the Vice
President, Cubic Corporation; Director of Engineering, Swan Electronics, a subsidiary of Cubic Corp; President of EFM Financial, Inc,; Director and
Chairman of the Executive Committee of Microdyne Corporation; Director of
European Operations of Informatics, Inc.; Division Manager, Computer
Applications Inc.; manager of Applications research, Stromberg-Carlson,
Division of General Dynamics Corporation.

Mr. Gary G. DeGano was elected President, CEO and a Director of the Company on
August 1, 1997. Since March of 1997 he has also been President of Incremental
Data, Inc. Between 1995 and 1996 he was in charge of investor relations for Exten Industries, Inc. a public company. From 1986 until 1994 he was President and CEO of Sun Harbor Financial Resources Inc.,( a publicly traded NNOTC)
Company, President and CEO of Sun Harbor Mortgage, Inc. a full service mortgage banking firm in which he was one of the founders. Mr. DeGano has also been President of the following corporations; American Mortgage Network, Sea Coast, Inc., Pacific Sun Escrow Company and Sun Coast Mortgage Company.

Dr. GARY L. JACKSON has been Vice President of Research since December 6,
1999. Between December 5, 1996 and December 6, 1999 he was a Director of the
Company. He received his Phd from the University of Arizona in 1977 in Electrical Engineering with a Physics minor and since that time has been employed by General Atomics, San Diego, CA. He has made numerous contributions

                                                           Page 6

to the international fusion effort, particularly in the areas of plasma wall interactions and tokamak operations, including the commissioning of a stationary 250 ton flywheel to provide pulsed power (up to 260 MVA) for plasma experiments. Dr. Jackson has traveled extensively both in the U.S. and abroad including extended collaborations in England, Japan and Germany. He is the author of 16 refereed papers, 32 conference presentations, and a contributing author to more than 100 papers in the field of fusion plasmas. He has also contributed several articles on electric vehicles to the Society of Automotive Engineers (SAE), Electric Vehicle Associations of Southern
California (EVAOSC) and San Diego (EVAOSD), and has written a column, "Nuts and Volts" for the associations' newsletters. Dr. Jackson has been active in the field of electric vehicles for 27 years beginning with the construction of his first electric vehicle in 1969. Since then he has operated an electric vehicle on an almost continuous basis and has collected extensive test data on the operation and efficiency of electric vehicles. He is active in promoting
EV's, research in the EV field, and proving EV's in a racing environment. He was a founding member and former vice-president of the local electric vehicle chapter (EVAOSD) and has been interviewed for numerous newspaper stories and TV appearances. He is also owner of Little Guy Racing and Consulting. In order to prove the efficacy and durability of electric vehicles, Dr. Jackson has led a team to the Solar Electric 500 at the Phoenix International Raceway for the last 6 seasons. In the 1991 inaugural event he won third place overall, and was the first finisher using only conventional lead-acid batteries. In
1993 the team of Little Guy Racing (LGR) placed in two events: first place in the Stock B (commercial lead acid battery) division and third in the open completion. Beginning in 1994, a new car was added to the LGR fleet, a 1989
Geo Metro and a quick charge capability was added to the Rabbit. The Geo Metro has consistently placed 2nd or 3rd in the APS Electric race since that time.
The Geo Metro was also entered in the Los Angles Clean Air Rally, placing fourth in 1994 and third in 1995 competing against all types of clean air ehicles including natural gas. Dr. Jackson is committed to electric vehicles and their implementation in America's transportation infrastructure.

                                                           Page 8

ITEM 6:  EXECUTIVE COMPENSATION

                        Summary Compensation Table

Name &     Year Salary Bonus Other    Restricted  Options  LTIP     All other
Principle        ($)    ($)  annual   stock       SARs     Payouts  compen-
Position                     compen-  awards                ($)     sation ($)
                             sation($) ($)
E Myers    1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Chairman/  1997  -0-    -0-    -0-     -0-         8333      -0-     -0-
Director   1998  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1999  -0-    -0-    -0-     -0-         8333      -0-     -0-

G DeGano   1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
President/ 1997  -0-    -0-    -0-     -0-         8333      -0-     -0-
CEO/Dir    1998  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1999  -0-    -0-    -0-    1200         8333      -0-     -0-

B Myers    1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Secretary/ 1997  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Director   1998  -0-    -0-    -0-     -0-         -0-       -0-     -0-
           1999  -0-    -0-    -0-    5000         -0-       -0-     -0-

G Jackson  1996  -0-    -0-    -0-     -0-         -0-       -0-     -0-
Vice Pres. 1997  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1998  -0-    -0-    -0-     -0-         8333      -0-     -0-
           1999  -0-    -0-    -0-     720         8333      -0-     -0-

                Option/SAR Grants in Last Fiscal Year
                        (Individual Grants)

Name           Number of     % of Total     Exercise     Expiration
               Securities    Options/SAR    of Base      Date
               Underlying    Granted to     Price
               Options/SAR   Employees in   ($/Sh)
               Granted       Fiscal Year
E Myers        100,000       33.3%          $0.25        5/2002
Chairman/
Director

G DeGano       100,000       33.3%          $0.25        5/2002
President/
CEO/Dir

G Jackson      100,000       33.3%          $0.25        5/2002
Vice Pres./
Director

       Aggregated Option/SAR Exercises in Last Fiscal Year
                And FY-End Option/SAR Values

Name           Shares        Value       Number of      Value of
               Acquired      Realized    Unexercised    Unexercised
               On Exercise               Securities     In-the-Money
               Underlying                Options/SAR    At FY-End
                                         Options/SAR
                                         At Year End
E Myers        0             0           33,333         N/A (See Note)
Chairman/
Director

G DeGano       0             0           33,333         N/A
President/
CEO/Dir

G Jackson      0             0           33,333         N/A
Vice Pres./
Director

ITEM 7:   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 29, 1998 the Company sold 60,000 shares of common stock at $0.25 per share to Mari Carmen Cedillo de Norby the wife of Director, Scott Norby. On May 12, 1998 the company sold 28,000 shares of its common stock at $0.25 per share for cash and exchanged 32,000 shares for an automobile valued at $8000 to Mari Carmen Cedillo de Norby, wife of Director Scott Norby.

On December 13, 1999 the Company issued 550,000 shares of the Company's common stock to EFM Venture Group, Inc. for consulting services to the Company between January 1, 1998 and December 13, 1999. EFM Venture Group, Inc. is controlled by the Company's Chairman, Edward F. Myers. The Company's board valued these shares at $0.02 per share.

On December 13, 1999 the Company issued 250,000 shares of its common stock to Betty N. Myers for services to the Company between its organization in 1996 and December 13, 1999. Betty N. Myers is the wife of the Company's chairman, Edward F. Myers. The board valued these shares at $0.02 per share.

On December 13, 1999 the Company issued 36,000 shares of its common stock to Gary Jackson for services to the Company. Mr. Jackson is a past Director of the Company. The board valued these shares at $0.02 per share.

On December 13, 1999 the Company issued 60,000 shares of its common stock to Gary G. DeGano, the Company's president, in exchange for options which Mr. DeGano held on 250,000 shares of the Company's common stock at $0.25 per share. The Company valued these shares at $0.02 per share.

ITEM 8:   DESCRIPTION OF SECURITIES


The Company is authorized to issue 50,000,000 shares of Common Stock, par value of $.0001 per share. As of January 20, 2000, the Company had outstanding 4,471,600 shares of Common Stock. There are 20,000,000 shares of preferred, none of which is issued.

Special meetings of the Shareholders may be called by the Officers, Directors, or upon request of holders of at least 10 Percent of the outstanding voting shares.

Holders of common Stock are entitled to one vote at any meeting of the shareholders for each Common share they own as of the record date fixed by the Board of Directors.

At any meeting of Shareholders, a majority of the outstanding Common Shares of the company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if this is substantially less than a majority of the Common Shares outstanding.

Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any share. Reference is made to the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.
                                                           Page 11

                                   PART II


ITEM 1     MARKET

From October 1998 the Company's common stock was traded on the OTC Bulletin Board under the symbol "AEAM" During 1998 and the first quarter of 1999 there were no quotes.

Quarter                     High Bid           Low Bid

2nd quarter 1999            $0.25              $0.25
3rd quarter 1999             0.3125             0.01

Starting August 1, 1999 the Company's common stock was traded under the symbol "AEAM" by the National Quotation Bureau, LLC.

Quarter                    High Closing Bid    Low Closing Bid

3rd quarter 1999        $0.125                 $0.10
4th quarter 1999         0.10                   0.10


THE ABOVE QUOTATIONS REPRESENT PRICES BETWEEN DEALERS AND DO NOT INCLUDE RETAIL MARKUP, MARKDOWN OR COMMISSION, AND MAY NOT REPRESENT ACTUAL TRANSACTIONS

The Company had approximately 58 shareholders of record as of February 14, 2000.


                              "Penny Stock"

The Securities and Exchange commission has adopted rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (1) that a broker or dealer approve a person's account for transactions in penny stocks: and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


ITEM  2:    LEGAL PROCEEDINGS

     None


ITEM 3:     Changes in and disagreements with accounts

The Company has hired the firm of Weinberg & Company P.A.

to be the Company's auditors after Harlen and Boettger, LLP no longer did audits for public companies.

There has been no disagreement with the Company's accountants.


ITEM 4:     RECENT SALES OF UNREGISTERED SECURITIES


Between October 21, 1996 and December 31, 1997 the Company sold 150,500 common shares at $0.25 per share. The Company sold these shares under an exemption from registration contained in Regulation D(504).

During 1997 the Company issued 100,000 common shares for radio time. These shares were valued by the board of directors at $25,000. The Company also issued 39,000 shares of common stock in exchange for outside consulting services valued at $9,750 or $0.25 a share. The Company issued these shares under an exemption from registration contained in Regulation D(504).

Between January 1, 1998 and December 31, 1998 the Company sold 8000 common shares at $1.00 per share. The Company sold these shares under an exemption from registration contained in Regulation D(504).

During 1998, the Company issued 32,000 restricted shares in exchange for a 1998 VW Beetle, which the Board of Directors valued at $8,000 based on the transferer's historical cost basis. The company sold these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non- public offering).

Between April 22, 1999 and November 19, 1999 the Company sold 422,200 shares of restricted common stock at $0.125 per share. The company sold these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non- public offering).

In July 1999 the Company issued 100,000 shares of its common stock to David Schuil in return for preparing a business plan for the Company. The company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non- public offering).

During 1999 the Company issued 56,000 restricted common shares for services valued by the board of directors at a total of $8,000. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 550,000 shares of the Company's common stock to EFM Venture Group, Inc. for consulting services to the Company between January 1, 1998 and December 13, 1999. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 250,000 shares of its common stock to Betty N. Myers for services to the Company between its organization in 1996 and December 13, 1999. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 36,000 shares of its common stock to Gary Jackson for services to the Company. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

On December 13, 1999 the Company issued 60,000 shares of its common stock to Gary G. DeGano, the Company's president, in exchange for options which Mr. DeGano held on 250,000 shares of the Company's common stock at $0.25 per share. The Company issued these shares under an exemption from registration contained in Section 4(2) of the 1933 Securities Act as amended (non-public offering).

All cash sales were made without underwriting discounts or commissions.


ITEM 5:     INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Certificate of Incorporation of the Company provides for indemnification of Directors and Officers of the Company as follows:


                                ARTICLE IX

"The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of * 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented."

                                ARTICLE X

"The corporation shall, to the fullest extent permitted by the provisions of * 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."


                                PART F/S

A) Audited Financial Statements for the fiscal years ended 1997 and 1998

B) Unaudited Financial Statements for the period January 1, 1999 to November 30, 1999.


                               PART III


b)   2.1      Plan of Acquisition of California Beach Couch
     3.1(i)   Articles of Incorporation
     3.1(ii)  By-Laws
     4.1      Instruments defining the rights of holders
    11.1      Computation of per share earnings 12/31/1997
    11.2      Computation of per share earnings 11/30/1998
    11.3      Computation of per share earnings 12/31/1998
    11.4      Computation of per share earnings 11/30/1999
    21.1      Subsidiaries of the registrant
    27.1      Financial Data Schedule
    27.2      Financial Data Schedule
    27.3      Financial Data Schedule

A) Audited Financial Statements for the fiscal years ended 1997 and 1998

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of American Electric Automobile Company, Inc.:

We have audited the accompanying consolidated balance sheet of American Electric Automobile Company, Inc. and subsidiary as of December 31, 1997 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Electric Automobile Company, Inc. and subsidiary as of December 31, 1997 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note L to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


\\ Harlen & Bnettger \\
San Diego, California
June 5, 1998

          AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS

ASSETS                                          May 31,1998      December 31,
                                                (Unaudited)      1997
CURRENT ASSETS
Cash                                              $   24,876      $     3,134
Inventory (Note B)                                    23,995           15,995
                                                 ----------      -----------
TOTAL CURRENT ASSETS                                  48,871           19,129

PROPERTY AND EQUIPMENT, net of accumulated
depreciation of $9,330 and $6,413 (Note C)            25,670           28,587

INVESTMENTS (Note D)                                  38,613           40,500
                                                  ----------      -----------
                                                  $  113,154       $   88,216
                                                  ==========       ==========
LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable                                  $     9,721     $    5,022
Notes payable - related party (Note J)                 10,000         10,000
Accounts payable - related parties (Note F)            65,948         70,216
Accrued expenses (Note E)                              29,275         21,787
Customer deposits                                       6,000            -
Income taxes payable                                    2,500          1,650
                                                  -----------     ----------
TOTAL CURRENT LIABILITIES                             123,444        108,675
                                                  -----------     ----------
COMMITMENTS AND CONTINGENCIES (Notes K and L)             -              -

STOCKHOLDERS' DEFICIT
Preferred stock, $.0001 par value, 20,000,000
 shares authorized, none issued and outstanding
 at May 31, 1998 and December 31, 1997                    -              -
Common stock, $.0001 par value, 50,000,000
 shares authorized, 2,964,000 and 2,756,000 shares
 issued and outstanding at May 31, 1998 and
 December 31, 1997, respectively (Note H)                 297            276
Additional paid-in capital                            195,124        137,145
Accumulated deficit                                  (205,711)      (157,880)

TOTAL STOCKHOLDERS' DEFICIT                           (10,290)       (20,459)

                                                   $  113,154     $   88,216
                                                   ==========     ==========

          AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                          For the five
                                          months ended   For the year ended
                                          May 31,1998    December 31, 1997
                                          (Unaudited)
NET SALES                                   $     3,890    $   36,341

COSTS AND EXPENSES
Cost of products sold                            12,340        38,304
  General and administrative expenses            15,350        75,618
  Consulting - related party (Note J)            15,877        51,778
  Rent - related party (Note J)                   2,500         6,000
  Depreciation                                    2,917         6,413
                                            -----------    ----------
TOTAL COSTS AND EXPENSES                         48,984        178,113
                                            -----------    ----------
LOSS FROM OPERATIONS                            (45,094)      (141,772)

OTHER EXPENSE
Losses from joint venture                        (1,887)            -
                                            -----------    ----------
TOTAL OTHER EXPENSE                              (1,887)            -
                                            -----------    ----------
LOSS BEFORE INCOME TAXES                         46,981)      (141,772)

PROVISION FOR INCOME TAXES (Note G)                 850           850
                                             ----------    ----------
NET LOSS                                    $   (47,831)    $ (142,622)
                                            ===========     ===========
NET LOSS PER COMMON SHARE                   $      (.02)    $     (.06)
                                            ===========     ==========
WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING                            2,795,120      2,570,416

      AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                     Additional             Total
                        Common Stock Paid-in    Accumulated Stockholders'
                 Shares Amount       Capital    Deficit     Equity (Deficit)

Balance,
12/31/1996    2,405,000 $241          $ 48,529  $  (15,258)  $  33,512

Issuance of
stock
for vehicle
(Note J)       100,000    10            24,990        -         25,000

Issuance of
stock for cash 112,000    11            28,889         -        28,900

Issuance of
stock for
services
(Note H)       139,000    14            34,737         -        34,751

Net loss           -      -               -         (142,622) (142,622)

Balance,
12/1997       2,756,000 $276          $137,145  $(157,880)  $  (20,459)

Issuance of
stock for cash  176,000   18            49,982          -       50,000

Issuance of
stock for
vehicle
(Note H)         32,000    3             7,997           -       8,000

Net loss              -	   -                 -    (47,831)     (47,831)
              --------- ----          -------   ---------   -----------
Balance,
3/31/1998
(Unaudited)   2,964,000 $297          $195,124  $(205,711)  $  (10,290)
              ========= ====          ========  ==========  ===========

      AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            For the five    For the
                                            months ended    year ended
                                            May 31, 1998    December 31,1997
                                           (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                  $(47,831)       $(142,622)
   Adjustments to reconcile net loss to
   net cash used in operating activities:
   Depreciation                                2,917            6,413
   Stock issued for advertising                                25,000
   Stock issued for services                       -            9,750
   Write down of investment carrying value         -              105
   Loss on investment                          1,887                -
   Changes in operating assets
   and liabilities:
(Increase) decrease in:
      Inventory                                    -            5,743
      Increase (decrease) in:
      Accounts payable                           700            4,529
      Accounts payable -
      related parties                         (4,268)          59,056
      Accrued expenses                         7,487            3,288
      Customer deposits                        6,000                -
      Income taxes payable                       850              800
                                            --------        ---------
NET CASH USED IN OPERATING ACTIVITIES        (28,258)          (27,938)
                                            ---------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock                      50,000            28,900

NET CASH PROVIDED BY FINANCING ACTIVITIES     50,000            28,900
                                            --------        ----------
NET INCREASE IN CASH                          21,742               962

CASH AT BEGINNING OF PERIOD                    3,134             2,172
                                            --------        ----------
CASH AT END OF PERIOD                       $  24,876       $    3,134
                                            =========       ==========

      AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Organization and Summary of Significant Accounting Policies:

Organization and Basis of Consolidation

American Electric Automobile Company, Inc. ("AEAC"), a Delaware corporation, was incorporated on May 9, 1996. On June 15, 1996, AEAC acquired all of the outstanding stock of California Electric Automobile Co., Inc., ("CEAC"), a California corporation, incorporated on November 14, 1995 (together the "Company"). AEAC exchanged 1,050,000 shares of its common stock, in a ratio of ten to one, for all of the outstanding shares of CEAC. The acquisition was accounted for as a purchase. The accompanying consolidated financial statements include the accounts of the parent company, American Electric Automobile Company, Inc. and its subsidiary, after elimination of significant intercompany accounts and transactions.

On October 17, 1996, CEAC purchased San Diego Electric Automobile Company (SDEAC) issuing 105,000 shares of CEAC's common stock, at which time, the Company commenced operations. On this date, the operations of SDEAC transferred to the Company. There were no assets or liabilities acquired as a result of this transaction.

Nature of Operations

The Company has been formed around the nucleus of electric automobile conversion technologies. The Company converts gasoline powered vehicles to electric power. Some vehicles are designed with a "Hybrid"-Electric option, an on-board, small gasoline powered generator that can recharge the car's batteries, thus eliminating the fear of running out of power when away from a recharging station.

The Company also has a relationship with a Chinese automobile manufacturer to convert their present gasoline powered vehicles into electric cars and to ultimately import these new vehicles for sale in North America (Note D).

Revenue Recognition

The Company recognizes revenue on each automobile conversion upon completion of conversion. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents.

A. Organization and Summary of Significant Accounting Policies: (continued)

Inventory

Inventory is valued at the lower of cost or market. Cost is determined under the first-in, first out (FIFO) method.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight line method over estimated useful lives of the assets which is five years. The Company's policy is to evaluate the remaining lives of recoverability in light of current conditions. It is at least reasonably possible that the Company's estimates of lives and recoverability will change.

Advertising

Advertising costs are generally charged to operations in the period incurred and totaled $0 and $25,647 for the period ended May 31, 1998 and the year ended December 31, 1997, respectively.

Income Taxes

Income taxes are provided in accordance with Statement of Accounting Standards No. 109 (FAS No. 109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Loss Per Share

Loss per share is provided in accordance with Statement of Financial Accounting Standard No. 128 (FAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share would reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. Due to the anti dilutive effects of these common stock equivalents, they were not included in the loss per share calculation. This results in the same calculation for both basic and diluted loss per share.


A. Organization and Summary of Significant Accounting Policies: (continued)

Stock Options Plan

The Company has adopted a method of accounting for stock-based compensation plans as required by Statement of Financial Accounting Standard No. 123
(FAS No. 123) "Accounting for Stock-Based Compensation". FAS No. 123 allows for two methods of valuing stock-based compensation. The first method allows for the continuing application of APB No. 25 in measuring stock-based compensation, while complying with the disclosure requirements of FAS No.
123. The second method uses an option pricing model to value stock compensation and record as such within the financial statement. The Company will continue to apply APB No. 25, while complying with FAS No. 123 disclosure requirements (see Note I).

Fair Value of Financial Instruments

The carrying value of cash, accounts payable and note payable approximates fair value due to the short maturity of these instruments.

Investments

Investments include equity securities held per an agreement with an electric vehicle company in Asia, and an interest in a joint venture in Asia (Note D). These investments are accounted for differently based on the respective ownership interests held.

The investment in equity securities is classified as available for sale and represents a 5% ownership interest, and accordingly, is accounted for using the cost method per FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This method requires recording the initial investment at cost and adjusting the value at the financial statement date based on fair market value of the investment. The investment in the joint venture represents a 45% ownership interest of the outstanding stock is accounted for using the equity method. This method involves increasing or decreasing the investment by a proportionate share of the investee's net earnings or loss each period.

B. Inventory:

Inventory at May 31, 1998 and December 31, 1997 are summarized as follows:

                                             May 31,          December 31,
                                             1998             1997
                                             (unaudited)

Work-in-process                              $  8,000         $         -
Finished goods                                 15,995              15,995
                                             --------         -----------
                                             $ 23,995         $    15,995
                                             ========         ===========

C. Property and Equipment:

Property and equipment at May 31, 1998 and December 31, 1997 are summarized as follows:

                                            May 31            December 31,
                                            1998              1997
                                            (unaudited)

Electric vehicle                            $35,000           $35,000

Less accumulated depreciation                (9,330)           (6,413)
                                            -------           --------
Property and equipment, net                  $25,670           $28,587
                                            ========          ========
Depreciation expense was $2,917 and $6,413 for the period ended May 31, 1998 and the year ended December 31, 1997, respectively.

D. Investments:

Investments at May 31, 1998 and December 31, 1997 are as follows:

                                            May 31,           December 31,
                                            1998              1997
                                            (unaudited)

     China Electric Auto                    $37,500           $37,500

     Joint venture - Asia                     1,113             3,000
                                            -------           -------
                                            $38,613           $40,500
                                            =======           =======


On May 18, 1996, the Company entered into an agreement with China Electric Automobile Company of Hong Kong, Ltd. (CEHK) in which each exchanged approximately 5% of their outstanding common stock for the other company's stock. The object of the relationship is the pursuit of business opportunities and product development using the company's combined resources.This agreement was undertaken with the intention of entering into further business relationships as product development became more advanced. The value of this investment was assigned based on the price of the Company's stock at the date of the agreement. There has been no change in the value of this investment since the acquisition date.

On February 12, 1997, the Company entered into an agreement with China Electric Automobile Ltd. of Hong Kong (CEHK) to form a joint venture to engage in various electric vehicle related businesses, including design, production and trading in electric vehicles and related parts. The joint venture, American Electric Automobile Company Asia, Inc. (AEAA), a California corporation, has its common stock ownership interest divided fifty-five percent to CEHK and forty-five percent to the Company.

To acquire their respective ownership interest in AEAA, both parties agreed to contribute $3,000 as start up money. As of December 31, 1997, this amount was still outstanding as no operations had yet begun. The joint venture agreement states that CEHK was responsible for securing AEAA a profit generating agreement with a third party, upon which they would be entitled to an additional five-percent of the voting stock of the Company.

Effective in January 1998, AEAA began operations, incurring losses through May 31, 1998 of which the Company must decrease the value of their investment by 45% of the loss, or $1,887.

E. Accrued Expenses:

Accrued expenses as of May 31, 1998 and December 31, 1997 are as follows:

                                            May 31,             December 31,
                                            1998                1997
                                            (unaudited)

Officers salary                             $29,275             $18,787
Other                                             -               3,000
                                            -------             -------
                                            $29,275             $21,787
                                            =======             =======

F. Accounts Payable - Related Parties:

Accounts payable - related parties at May 31, 1998 and December 31, 1997 are summarized as follows:

                                            May 31,             December 31,
                                            1998                1997
                                            (unaudited)

EFM Venture Group, Inc                      $59,256             $60,901
Ron Larrea                                    6,692               9,315
                                            -------             -------
                                            $65,948             $70,216
                                            =======             =======


EFM Ventures Group, Inc. (EFM) is 1/3 owned and operated by the Company's chairman, Edward F. Myers. The payable to EFM is made up of purchases and expenses paid on behalf of the Company, in addition to fees outstanding from a consulting agreement (Note K). It is the understanding of the Company and EFM that these amounts will be paid once the Company begins substantial operations and generates sufficient cash flow, which is expected to be in the near term. A total of $51,000 of the payables to EFM are secured by a lein against two vehicles owned by the Company.

The payable to Ron Larrea, an officer and director of the Company, is made up primarily of rent expense for the operating subsidiary (Note J). The Company intends on making payments to Ron Larrea upon the generation of sufficient cash flows.

G. Income Taxes:

The provision for income taxes for the five months ended May 31, 1998 and the year ended December 31,
1997 consist of the $800 minimum California franchise tax for CEAC and a $50 Delaware state tax for
AEAC.

Provision for income taxes is summarized as follows:

                                            May 31,             December 31,
                                            1998                1997
                                            (Unaudited)

Current income taxes                        $850                $850
Deferred income taxes                          -                   -
                                            ----                ----
Provision for income taxes                  $850                $850
                                            ====                ====

As of May 31, 1998 and December 31, 1997, the net deferred tax asset recorded and its approximate tax effect consists of the following:

                                            May 31,           December 31,
                                            1998              1997
                                            (Unaudited)

Net operating loss carryforward             $ 30,822          $ 23,648
Valuation allowance                          (30,822)          (23,648)

     Net deferred tax asset             $          -      $          -

The valuation allowance increased $7,174, and $21,394 for the period ended May 31, 1998 and the year ended December 31, 1997.

As of May 31, 1998, the Company has state and federal net operating loss carryforwards before any limitations which expire as follows:

      Year Ending
      December 31,                          State             Federal

      2001                                  $  15,028         $     -
      2002                                    142,622               -
      2003                                     47,830               -
      2011                                                     15,028
      2012                                                    142,622
      2013                                                     47,830

       AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.  AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Continued)


H. Capital Stock:

The Company's Articles of Incorporation authorizes the issuance of 70,000,000 shares of capital stock; 50,000,000 shares are $0.0001 par value common stock and 20,000,000 shares are $0.0001 par value preferred stock. The preferred stock may be divided and issued in one or more series. As of May 31, 1998 and December 31, 1997, there were no shares of preferred stock issued or outstanding.

Effective January 29, 1997, the Company initiated a private placement to issue up to 200,000 shares of the Company's common stock at a price of $.25 per share. As of December 31, 1997, 112,000 shares had been sold as a result of this offering.

Effective November 14, 1997, the Board of Directors authorized the issuance of up to 250,000 shares of the Company's common stock at a price of $1.00 per share to residents of New York. During 1997, no shares were issued as a result of this offering. As of May 31, 1998, the Company had sold 8,000 of shares, netting the Company $8,000 in additional capital.

During 1997, the Company issued 100,000 shares of its common stock, valued at $25,000, in exchange for radio advertising to promote the stock offering being undertaken in New York. The Company also issued 39,000 shares of common stock in exchange for outside consulting services valued at $9,750 or $.25 a share.

During 1998, the Company issued 32,000 shares in exchange for a 1998 VW Beetle, which the Company has placed in inventory to be converted to electric and sold. This vehicle was valued at $8,000 based on the transferer's historical cost basis in the vehicle.

I. Stock Options:

The Company has granted stock options pursuant to its incentive stock option plan, each can be exercised to purchase one share of the Company's common stock at the option price. Options that have been granted and are outstanding generally expire 5 years from the date of grant and become fully exercisable over a 3 year period at the rate of 33% immediately, and 33% each additional year from the grant date. Options granted under the plan to date have an exercise price of $.25 per share. Stock option transactions are summarized as follows:

                                                           Weighted Average
                                            Stock Options  Price Per Share
Outstanding, December 31, 1996              200,000        $.25

   Granted                                  250,000        $.25
   Exercised - Canceled                          -
                                            -------
Outstanding, December 31, 1997              450,000        $.25

   Granted                                   50,000        $.25
   Exercised - Canceled                           -

Outstanding, May 31, 1998                   500,000        $.25

Exercisable, December 31, 1997              216,658

Exercisable, May 31, 1998                   233,345

Had compensation costs for options granted been determined based on the fair values at the grant dates, as prescribed in FAS 123, the Company's pro forma net loss and pro forma net loss per share would have been as follows:

                                            May 31,        December 31,
                                            1998           1997
                                            (unaudited)

Net loss
   As reported                              $(47,830)      $(142,622)
   Pro forma                                 (51,997)       (157,622)

Net loss per share
   As reported                            $     (.02)    $       (.06)
   Pro forma                                    (.02)            (.06)

The above referenced calculations to estimate the fair values of the operations were made using the Black-Scholes pricing model which required making significant assumptions. These assumptions include the expected life of the options, which was determined to be the vesting period, the expected volatility, which was determined to be zero because the stock doesn't trade on an open market, and the risk free interest rate, which was estimated using the bond equivalent yield at December 31, 1997.

J. Related Party Transactions:

In January 1997, the Company purchased a VW Cabriolet from EFM Venture Group, Inc. (EFM) issuing a note payable for $10,000 and 100,000 shares of the Company's common stock, valued at $.25 per share or $25,000. EFM had a historical cost basis in the vehicle of $35,000, which transferred to the Company. The note is non-interest bearing and was due and payable 12 months from issuance, or January 28, 1998. As of May 31, 1998, no payment on the note had occurred due to the Company's lack of cash flow. Both parties have agreed to an extension of payment, but no formal agreement has been signed.

In January 1997, the Company entered into an agreement with EFM to provide consulting services. This agreement had a term of twelve months and a rate of $2,000 per month. As of May 31, 1998 and December 31, 1997, the Company had payables outstanding under this agreement of $24,000 and $22,000, respectively (Note F).

The Company rents its manufacturing/production facility from Ron Larrea, an officer and director of the Company. The agreement calls for monthly payments of $500 on a month to month basis. As of May 31, 1998 and December 31, 1997, the Company had payables outstanding under this agreement of $5,500 and $6,000, respectively (Note F).

K. Commitments:

As mentioned in Note J, the Company rents its manufacturing/production facility from an officer of the Company. Rent expense related to this agreement totaled $2,500 and $6,000 for the periods ended May 31, 1998 and December 31, 1997, respectively.

As mentioned in Note J, the Company has a consulting agreement with EFM to provide various services for the Company. This agreement expires January 31, 1998. Consulting expense related to this agreement was $2,000 and $22,000 for the periods ending May 31, 1998 and December 31, 1997, respectively.

The Company has an employment agreement with Ron Larrea, an officer and director of the Company, to provide services related to the conversion of electric vehicles through November 1998. The expense associated with the agreement for the period ended May 31, 1998 and the year ended December 31, 1997 was $9,000 and $14,400, respectively. During 1997, the Company did not make payments on this agreement beyond April 1997 due to a lack of adequate cash flow, and therefore, accrued the balance payable of $20,400 and $14,400 at May 31, 1998 and December 31, 1997, respectively.


K. Commitments: (continued)

The Company entered into an employment agreement with Gary DeGano to become the Company's President as of August 1, 1997. The agreement calls for payments of $1,500 per month once the Company has completed a private placement. In addition, the agreement grants 100,000 options to purchase the Company's common stock at $.25 per share, and an additional 10,000 options at $.25 per share for each month of employment. Further, the agreement states that within sixty days of raising $250,000 through the sale of common stock, compensation will increase to $5,000 per month as a full time officer and employee. The agreement also contains bonus clauses granting additional stock options if certain criteria are met. Once the Company's common stock is publicly traded at $1.00 or more for more than 30 consecutive days, Mr. DeGano has the option to purchase 200,000shares of common stock at $.25 per share. Additionally, once the Company becomes a reporting company, Mr. DeGano can purchase an additional 100,000 shares at $.25 per share, at which time, the monthly compensation will switch from $5,000 to 5,000 shares of common stock. The expense relatedto this agreement for the period ended May 31, 1998 and the year ended December 31, 1997 was $4,388 and $4,387, respectively.

L. Going Concern:

As shown in the accompanying financial statements, the Company incurred net losses of $47,830 and $142,622 for the period ended May 31, 1998 and the year ended December 31, 1997, respectively. Additionally, current liabilities exceeded current assets by $74,573 and $89,546 at May 31, 1998 and December 31, 1997, respectively. Those factors, as well as the uncertain conditions the Company faces regarding generating cash flow, create an uncertainty about the Company's ability to continue as a going concern. Management plans to generate revenue and cash flow through ongoing operations and the joint venture agreement (Note D). Additionally, management plans to generate additional cash flow from private placement offerings and other common stock sales. The ability of the Company to continue as a going concern is dependent upon success of operations, the joint venture and common stock offerings. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

M. Supplemental Disclosure of Cash Flow Information:

Cash paid for interest and income taxes during the periods ended May 31, 1998 and the year ended December 31, 1997 was $0 and $0, respectively.

Non - cash investing and financing activities:

As mentioned in Note H the Company acquired a vehicle in exchange for stock amounting to $8,000 during the five month period ended May 31, 1998.

                      INDEX TO FINANCIAL STATEMENTS


                                                                     PAGE

Independent Auditor's Report                                         2

Consolidated Financial Statements:

Consolidated Balance Sheets                                          3

Consolidated Statements of Operations                                4

Consolidated Statement of Changes in Stockholders' Equity (Deficit)  5

Consolidated Statements of Cash Flows                                6

Notes to Consolidated Financial Statements                           7 - 16


                     AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 1998


AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY

CONTENTS

PAGE             1 -     INDEPENDENT AUDITOR'S REPORT

PAGE             2 -     CONSOLIDATED BALANCE SHEET AS OF
                         DECEMBER 31, 1998

PAGE             3 -     CONSOLIDATED STATEMENT OF OPERATIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1998

PAGE             4 -     CONSOLIDATED STATEMENT OF CHANGES IN
                         STOCKHOLDERS' EQUITY (DEFICIENCY) FOR THE
                         YEAR ENDED DECEMBER 31, 1998

PAGE             5 -     CONSOLIDATED STATEMENT OF CASH FLOWS
                         FOR THE YEAR ENDED DECEMBER 31, 1998

PAGE        6 - 17 -     NOTES TO CONSOLIDATED FINANCIAL
                         STATEMENTS


                         INDEPENDENT AUDITORS' REPORT 1998

                              To the Board of Directors of:
                              American Electric Automobile
                              Company, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of American Electric Automobile Company, Inc. and Subsidiary as of December 31, 1998 and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conduct our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of American Electric Automobile Company, Inc. and Subsidiary as of December 31, 1998 and the results of their operations and their cash flows for the year ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, the Company's operating losses and working capital deficiency of $60,290 raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


WEINBERG & COMPANY, P.A.



\\ Weinberg & Company PA \\
Boca Raton, Florida
November 3, 1999

               AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                              CONSOLIDATED BALANCE SHEET
                                 DECEMBER 31, 1998

ASSETS

CURRENT ASSETS
Cash and cash equivalents                          $       753
 Accounts receivable - related party                      5,987
 Payroll tax refund receivable                              450
 Inventory                                               32,194
                                                    -----------
   Total Current Assets                                  39,384
                                                    -----------
PROPERTY AND EQUIPMENT, NET                              24,677
                                                    -----------
OTHER ASSETS
 Investments                                             18,750
                                                    -----------
   Total Other Assets                                    18,750
                                                    -----------
TOTAL ASSETS                                        $    82,811
                                                    ===========
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)

CURRENT LIABILITIES
 Accounts payable                                   $     1,334
 Income tax payable                                       2,400
 Accrued expenses                                        17,429
 Accounts payable - related parties                      50,702
 Notes payable - related party                           27,809
                                                    -----------
   Total Current Liabilities                             99,674
                                                    -----------
STOCKHOLDERS' EQUITY (DEFICIENCY)
 Preferred stock, 20,000,000 shares authorized
  par value $.0001, none issued or outstanding              -
 Common stock, authorized 50,000,000 shares,
  par value $.0001, 2,964,000 shares issued
  and outstanding                                           296
 Additional paid-in capital                             195,125
 Accumulated deficit                                   (212,284)
                                                     -----------
   Total Stockholders' Equity (Deficiency)              (16,863)

TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIENCY)                                $    82,811
                                                    ===========

See accompanying notes to consolidated financial statements
                                           2

        AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENT OF OPERATIONS
               FOR THE YEAR ENDED DECEMBER 31, 1998

NET REVENUES                                        $    25,047
COST OF REVENUES                                          9,657
                                                    -----------
GROSS MARGIN                                             15,390
                                                    -----------
OPERATING EXPENSES
 Salaries and wages                                       8,295
 Payroll taxes                                            1,531
 Depreciation expense                                     7,772
 Rent expense                                             6,000
 Administration expense                                   4,388
 Office supplies and expense                              4,236
 Legal and professional fees                              3,814
 Advertising and fundraising fees                         2,855
 Travel                                                   2,093
 Consulting fees                                          2,000
 Telephone                                                1,314
 Insurance and licenses                                   1,172
 Repairs and maintenance                                    231
                                                    -----------
   Total Operating Expenses                              45,701
                                                    -----------
LOSS FROM OPERATIONS                                    (30,311)
                                                    -----------
OTHER EXPENSES
 Interest expense                                         1,069
 Loss on investment                                      18,750
 Loss of investee                                         3,474
                                                    -----------
   Total Other Expenses                                  23,293
                                                    -----------
LOSS BEFORE PROVISION FOR
  INCOME TAXES                                          (53,604)

Provision for income taxes                                  800
                                                    -----------
NET LOSS                                            $   (54,404)
                                                    ===========
Net loss per common share -
  basic and diluted                                 $   ( .0191)
                                                    ===========
Weighted average common shares
  outstanding - basic and diluted                     2,847,984
                                                    ===========

See accompanying notes to consolidated financial statements
                                          3

          AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
                    FOR THE YEAR ENDED DECEMBER 31, 1998

                                              ADDITIONAL
                               COMMON STOCK    PAID-IN   ACCUMULATED
                            SHARES     AMOUNT  CAPITAL    DEFICIT       TOTAL
Balance, December 31, 1997  2,756,000  $  275  $137,145  $(157,880)  $(20,460)

Issuance of common shares
 in exchange for vehicle       32,000       3     7,997                 8,000

Issuance of common shares
 for cash                     176,000      18    49,983      -          50,001

Net loss for the year ended
 December 31, 1998               -         -     -        ( 54,404)    (54,404)
                            ---------  ------  -------  ----------  ----------
BALANCE, DECEMBER 31, 1998  2,964,000  $  296  $195,125  $(212,284)   $(16,863)
                            =========  ======  ========  =========    ========

See accompanying notes to consolidated financial statements
                                          4

          AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                   CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE YEAR ENDED DECEMBER 31, 1998
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                 $   (54,404)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation                                                  7,772
  Loss from investee                                            3,474
  Loss on investment                                           18,750
Changes in assets and liabilities
  (Increase) decrease in:
  Accounts receivable                                         ( 6,461)
  Payroll tax refund receivable                               (   450)
  Inventory                                                   ( 8,199)
  Increase (decrease) in:
  Income taxes payable                                            750
  Accounts payable - related parties                          ( 1,705)
  Accounts payable and accrued expenses                       ( 8,047)
                                                              --------
   Net cash used in operating activities                      (48,520)
                                                              --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                           ( 3,862)
                                                              --------
   Net cash used in investing activities                      ( 3,862)
                                                              --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common stock                        50,001
                                                              --------
   Net cash provided by financing activities                   50,001
                                                              --------
DECREASE IN CASH AND CASH EQUIVALENTS                         ( 2,381)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                   3,134
                                                              --------
CASH AND CASH EQUIVALENTS - END OF YEAR                   $       753
                                                          ============
Cash paid during year for:
   Interest                                               $         -
                                                          ------------
   Income taxes                                           $        50
                                                          ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
In January 1998, the Company converted an account payable to a related party To a note payable to the same related party in the amount of $17,809
(See Note 9)

In June 1998, the Company issued 32,000 common shares in exchange for a vehicle, which the Company intends to convert to an electric automobile. The shares were valued at $8,000, or $0.25 per share, based upon other shares issued for cash during the same period. The cost of the vehicle is included in inventory at December 31, 1998.

See accompanying notes to consolidated financial statements
                                          5

              AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          AS OF DECEMBER 31, 1998

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Description of Business

American Electric Automobile Company, Inc. ("AEAC"), a Delaware corporation, was incorporated on May 9, 1996. On June 15, 1996, AEAC acquired all of the outstanding stock of California Electric Automobile Co., Inc. ("CEAC"), a California corporation, incorporated on November 14, 1995 (together the "Company"). AEAC exchanged 1,050,000 shares of its common stock, in a ratio of ten to one, for all of the outstanding shares of CEAC. The acquisition was accounted for using the purchase method of accounting. Under this method, the assets were recorded at their fair market value. The excess of the value of the stock issued over the fair market value of the assets acquired of $95 was written off as goodwill since it was considered de minimis.

On October 17, 1996, CEAC purchased the net assets of San Diego Electric Automobile Company ("SDEAC") issuing 105,000 shares of CEAC's common stock, at which time, the Company commenced operations. On this date, the operations of SDEAC transferred to the Company. There were no assets or liabilities recorded or acquired as a result of this transaction.

The Company's mission is to provide environmentally sensitive, quality and cost effective electric automotive transportation domestically with cooperative structuring of opportunities with global partners.

The Company also has a relationship with a Chinese automobile manufacturer to convert their present gasoline powered vehicles into electric cars and to ultimately import these new vehicles for sale in North America (See
Note 6).

(B) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(C) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities. This includes the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For the purpose of the cash flows statement, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

        AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'D

(E) Inventory

Inventory is valued at the lower of cost or market. Cost is determined under the first-in, first-out ("FIFO") method.

(F) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures from maintenance and repairs are charged to expense as incurred. Depreciation is provided using the double declining method over the estimated useful life of the assets from 5 to 7 years.

(G) Investments

The Company accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 ("APB 18") and related interpretations. Under APB 18, investments in corporate joint ventures and other common stock of less than 20% are generally accounted for using the cost method while investments between 20% and 50% are generally accounted for using the equity method.

Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee.

(H) Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk or cash and cash equivalents.

(I) Revenue Recognition

The Company recognizes revenue on each automobile conversion when the completed conversion is billed and delivered to the respective customer.

(J) New Accounting Pronouncements

The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components, and is effective for fiscal years beginning after December 15,1997. Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way

         AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1998

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'D

(J) New Accounting Pronouncements - Cont'd

that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers, and is effective for financial statements for periods beginning after December 15, 1997. Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" revises employers' disclosure requirements about pension and other postretirement benefit plans and is effective for fiscal years beginning after December 15, 1997. Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by Statement No. 137 establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The Company believes that its adoption of these pronouncements will not have a material effect on the Company's financial position or results or operations.

(K) Loss Per Share

Loss per share is provided in accordance with Statement of Financial Accounting Standard No. 128 (FAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share would reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. Due to the anti-dilutive effects of these common stock equivalents, they were not included in the loss per share calculation. This results in the same calculation for both basic and diluted loss per share.

(L) Stock Options

In accordance with Statement of Financial Accounting Standards No. 123 (FAS No. 123), the Company has elected to account for stock options issued to employees under Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25") and related interpretations (See Note 10(C)).

(M) Income taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement No.109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement

        AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1998

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'D

(M) Income taxes - Cont'd

carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE  2 - ACCOUNTS RECEIVABLE - RELATED PARTY

Accounts receivable were as follows at December 31, 1998:

Accounts receivable - AEAA (See Note 6)         $ 5,987
Allowance for doubtful accounts                       -
                                                -------
                                                $ 5,987
                                                =======
NOTE  3 - PAYROLL TAXES RECEIVABLE

During 1998 the Company overpaid $450 in payroll taxes for the fourth quarter of 1998. Such amounts were recorded in payroll taxes receivable at December 31, 1998.

NOTE  4 - INVENTORY

Inventory at December 31, 1998 is summarized as follows:

Work-in-process - vehicles                      $16,199
Finished goods - vehicle (See Note 8)            15,995
                                                --------
                                                $32,194
                                                ========
NOTE  5 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1998 consisted of the following:

Electric demonstration vehicle
  (See Notes 8 and 9)                           $ 38,862
Less accumulated depreciation                    (14,185)
                                                ---------
                                                $ 24,677
                                                =========
Depreciation expense for the year ended December 31, 1998 was $7,772.

            AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 1998

NOTE  6 - INVESTMENTS
Investments at December 31, 1998 are as follows:
China Electric Automobile Company
 of Hong Kong, Ltd.                              $ 18,750
American Electric Automobile Company
 (ASIA), Inc.                                           -
                                                 ---------
                                                 $ 18,750
                                                 =========
On May 18, 1996, the Company entered into an agreement with China Electric Automobile Company of Hong Kong, Ltd. ("CEHK") in which each exchanged approximately 5% of their outstanding common stock for the other company's stock. The object of the relationship is the pursuit of business opportunities and product development using the company's combined resources. This agreement was undertaken with the intention of entering into further business relationships as product development became more advanced. The value of this investment was assigned based on the Company's cash offering price, $0.25 per share, for its common stock near the date of the agreement. In accordance with APB 18 and related interpretations, the investment was originally recorded at $37,500, using the cost method, and has been adjusted to its fair market value at December 31, 1998.

On February 12, 1997, the Company entered into an agreement with CEHK to form a joint venture to engage in various electric vehicle related businesses, including design, production and trading in electric vehicles and related parts. The joint venture, American Electric Automobile Company (Asia), Inc. ("AEAA"), a California corporation, has its common stock ownership divided fifty-five percent to CEHK and forty-five percent to the Company. The Company's original contribution to the joint venture was $3,000. The joint venture agreement states that CEHK is responsible for securing AEAA a profit generating agreement with a third party, upon which they would be entitled to an additional five-percent of the voting stock of the Company. In accordance with APB 18 and related interpretations, the investment is accounted for under the equity method. Effective January, 1998, AEAA began operations, incurring losses through December 31, 1998 of which the Company must decrease the value of their investment by 45% of the loss, or $3,474. The value of the investment at December 31, 1997 was $3,000. Under the equity method, the Company cannot reduce the value of the investment below zero, therefore, the remaining $474 reduced the amount of the receivable due from AEAA
(See Note 2).

NOTE  7 - ACCRUED EXPENSES

Accrued expenses at December 31, 1998 consisted of the following:

Wages payable per employment agreements
 (See Note 13(B))                                     $16,360
Interest payable on note (See Note 9)                   1,069
                                                      --------
                                                      $17,429
                                                      ========
                                          10

              AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF DECEMBER 31, 1998

NOTE  8 - ACCOUNTS PAYABLE - RELATED PARTIES

Accounts payable - related parties at December 31, 1998 are summarized as follows:

EFM Venture Group, Inc.                               $31,187
Payable to officer and director                        12,415
Other directors                                         7,100
                                                      -------
                                                      $50,702

EFM Ventures Group, Inc. ("EFM") is one-third owned and operated by the Company's chairman. The payable to EFM consists of purchases and expenses paid on behalf of the Company, in addition to fees outstanding from a consulting agreement (See Note 12). EFM has agreed to defer payment of these amounts until the Company begins substantial operations and generates sufficient cash flow, which management expects to be in the near term. The payables to EFM are secured by a lien against two completed vehicles owned by the Company, one of which is included in inventory and the other in property and equipment (See Notes 4 and 5).

The $12,145 payable to an officer and director of the Company, consists primarily of rent expense for the operating subsidiary (See Note 12). The Company intends on making payments to the officer and director upon the generation of sufficient cash flows.

NOTE  9 - NOTES PAYABLE - RELATED PARTY

In January 1997, the board approved the purchase of an automobile from a corporation, which is one-third owned by a director of the Company. The consideration for this purchase was 100,000 shares of the Company's common stock, valued at $0.25 per share and a note for $10,000. There is no formal agreement between the parties and the note is secured by the automobile. The note was originally due and payable 12 months from issuance, or January 28, 1998. As of December 31, 1998, there has been no payment on the note and payment has been deferred until there is sufficient cash flow. The acquired automobile was modified to an electric vehicle and is currently being used as a demonstration vehicle (See Note 5).

During 1997, the corporation referred in the previous paragraph advanced the Company funds and also paid for certain expenses on behalf of the Company. The amount totaled $17,809 and was recorded as an accounts payable - related party at December 31, 1997. In January 1998, the Company signed a promissory note payable to the corporation for the $17,809. The amount is due on demand with interest of 6% beginning January 1998. As of December 31, 1998, $1,069 in accrued interest is included in accrued expenses.

        AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998

NOTE  10 - STOCKHOLDERS' EQUITY (DEFICIENCY)

(A) Common Stock

The Company is authorized to issue 50,000,000 shares of common stock at $.0001 par value. During May 1998 the Company issued 32,000 shares at $0.25 per share, based upon prior issuances for cash, in exchange for an automobile. The Company also issued 176,000 shares during 1998 for cash proceeds of $50,001.

(B) Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, preferences, limitations and relative rights as may be determined by the Board of Directors. No preferred stock has been issued as of December 31, 1998.

(C) Stock Options

The Company applies APB Opinion No. 25 and related interpretations in accounting for stock options issued to employees. Accordingly, no compensation cost has been recognized for options issued to employees as of December 31, 1998. Had compensation cost for the Company's stock-based compensation been determined on the fair value method at the grant dates for awards, consistent with Statement of Accounting Standards No 123, "Accounting for Stock Based Compensation" (Statement No. 123) the Company's net loss for the year ended December 31, 1998 would have been increased to the pro-forma amounts indicated below.

Net loss                    As reported         ( 54,404)
                             Pro forma          ( 63,225)
Net loss per share          As reported         (  .0191)
                             Pro forma          (  .0222)

The effect of applying Statement No. 123 is not likely to be representative of the effects on reported net loss for future years due to, among other things, the effects of vesting.

The stock options term is five years from the grant date. Stock options issued vest over a three-year period.

For financial statement disclosure purposes, the fair market value of each stock option grant is estimated on the date of grant using the minimum value method in accordance with Statement No. 123 using the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 6.0%, and expected term of three years.

A summary of the Company's Plan as of December 31, 1998 and changes during the year is presented below:

        AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1998
NOTE  10 - STOCKHOLDERS' EQUITY (DEFICIENCY) - CONT'D
(C) Stock Options - Cont'd

                                                              Weighted-
                                          Number of            Average
                                           Shares          Exercise Price
Stock Options
 Balance at beginning of period            340,000               $0.25
 Granted                                   320,000               $0.25
 Exercised                                       -                   -
 Forfeited                                       -                   -
                                           -------               ------
 Balance at end of period                  660,000               $0.25
                                           =======               ======
Options exercisable at end
 of period                                 400,000               $0.25
Weighted average fair value
 of options granted during
 the period                                                       $0.04

The following table summarizes information about options outstanding at December 31, 1998.

          Options Outstanding               Options Exercisable
                            Weighted-
               Number       Average     Weighted    Number        Weighted
Range of     Outstanding    Remaining   Average     Exercisable   Average
Exercise     at December   Contractual  Exercise    At December   Exercise
 Price         31, 1998      Life       Price       31, 1998      Price
 -----         --------      ----       -----       --------      -----
$ 0.25         660,000     Years 4.13   $ 0.25      400,000      $0.25

Through the date of this report, outstanding stock options totaled
660,000.
NOTE 11 - INCOME TAXES
The provision for income taxes for the year ended December 31, 1998 consists of the $800 minimum California franchise tax for CEAC.

Provision for income taxes is summarized as follows:
Current income taxes                                  $    800
Deferred income taxes                                        -
                                                      ---------
                                                      $    800
                                                      =========
The Company's tax expense differs from the "expected" tax expense
(benefit) for the year ended December 31, 1998 (computed by applying the Federal corporate tax rate of 34 percent to loss before taxes as follows:

         AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1998
NOTE 11 - INCOME TAXES - CONT'D
Computed "expected" tax (benefit)                     $(11,850)
State income tax                                           800
Change in valuation allowance                           11,850
                                                      ---------
                                                      $    800
                                                       ========
The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1998 are as follows:

Deferred tax assets:
Net operating loss carry-forward                      $ 31,808
                                                      ---------
Total gross deferred tax assets                         31,808
Less valuation allowance                                31,808
                                                      ---------
Net deferred tax asset                                $      -
                                                      =========
At January 1, 1998, the valuation allowance was $17,146. The net change in the valuation allowance during the year ended December 31, 1998 was an increase of $11,850. As of December 31, 1998, the Company has state and federal net operating loss carryforwards before any limitations, which expire as follows:

Year Ending
December 31,                  State                   Federal
    2001                      $ 15,028                $     -
    2002                       142,622                      -
    2003                        47,830                      -
    2004                        54,404                      -
    2011                             -                 15,028
    2012                             -                142,622
    2013                             -                 47,830
    2018                             -                 54,404

NOTE  12 - RELATED PARTIES
In January 1997, the Company entered into a consulting agreement with a corporation that is one-third owned by a director of the Company. The agreement had a twelve-month term at a rate of $2,000 per month. As of December 31, 1998, the Company owed the corporation $24,000 under this agreement (See Note 8).

The Company also purchased an automobile from the above corporation in exchange for shares of the Company's stock (See Notes 9 and 10).

The Company rents its facility from an officer and director of the company. The agreement calls for monthly payments of $500 on a month to month basis. As of December 31, 1998, the Company owed the individual $12,000 under this agreement (See Note 8).
                                          14

         AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998

NOTE 13 - COMMITMENTS AND CONTINGENCIES

(A) Year 2000 Issue

The Company is aware of the issues associated with the programming code in existing computer systems as the millennium ("year 2000") approaches. The year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

Although management believes that none of the Company's systems are affected by this problem, the Company could be impacted by the failure of other companies to timely correct their computer systems. The Company's operations are dependent on the world wide telecommunications networks including computer systems, telephone systems, and delivery systems. If any of these systems become inoperational, the Company will be directly and significantly affected. Management has not assessed the potential effect on the Company's earnings.

(B) Employment Agreements

The Company entered into an employment agreement with an officer and director of the Company to provide services related to the conversion of electric vehicles through November 1998. The expense associated with the agreement for the year ended December 31, 1998 was $6,570. The Company did not make payments on this agreement due to a lack of adequate cash flow and there was a remaining balance owed to the individual from 1997 of $1,015. The total accrued balance due to the individual at December 31, 1998 was $7,585 (See Note 7).

The Company entered into an employment agreement with an individual to become the Company's President as of August 1, 1997. The agreement calls for payments of $1,500 per month for part-time services once the Company has completed a private placement. In addition, the agreement grants 100,000 options to purchase the Company's common stock at $0.25 per share, and an additional 10,000 options at $0.25 per share for each month of employment. Further, the agreement states that within 60 days of raising $250,000 through the sale of common stock, compensation will increase to $5,000 per month as a full time officer and employee. The agreement also contains bonus clauses granting additional stock options if certain criteria are met. The expense related to this agreement for the year ended December 31, 1998 was $4,388. The Company has not made any payments on the employment agreement due to inadequate cash flow. The total accrued balance for 1998 and 1997 payable to the individual at December 31, 1998 was $8,775 (See Note 7).

          AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1998

NOTE 13 - COMMITMENTS AND CONTINGENCIES - CONT'D
(C) Operating Lease Agreement

As discussed in Note 12, the Company rents its facility from an officer of the Company. The agreement calls for monthly payments of $500 on a month-to-month basis.

NOTE 14 - SUBSEQUENT EVENTS

(A) Settlement Agreements

On July 23, 1999, the Company entered into a "Settlement and Mutual Release Agreement" ("The Agreement") with an officer and director of the Company. The Agreement was made in order to settle a dispute that arose with respect to the Employment Agreement the Company had with the officer and director (See Note 13(B)). The Agreement stipulates that the officer and director place in escrow 850,000 of the 900,000 common shares that were issued to him, limit his sale of the remaining shares to a maximum of 10,000 shares in any one calendar month, submit his resignation as an officer and director, and return all the Company's equipment, drawings, tools etc. In addition, the Agreement cancels the non-compete obligation in the employment agreement. In exchange, the Company will either pay the individual $20,000 representing $12,415 of accounts payable - related party (See Note 8) and $7,585 of accrued wages (See Note 7) or arrange for the purchase by third parties of the common stock placed in escrow. Subsequent to the agreement date the common stock placed in escrow was purchased by third parties. Accordingly no cash payment was made by the Company and all of the Company's liabilities to the officer and director were considered settled pursuant to the agreement.

On October 27, 1999, the Company entered into a "Settlement Agreement" (the Settlement") with the President of the Company to settle and compromise disputed claims between the Company and the individual. The Settlement stipulates that the Company issue 48,000 shares of its common stock at $0.125 per share to fully pay all amounts owed to said individual at October 1, 1999 (See Note 13(B)).

(B) Offering Circular

On January 1, 1999, the Company issued an offering circular pursuant to an exemption with the United States Securities and Exchange Commission contained in Regulation D, Rule 504. The offering calls for 500,000 common shares at an offering price of $1.00 per share with a minimum subscription of $1,000. No shares have been issued pursuant to this offering circular through the date of this report and the offering was cancelled.

(C) Consulting Agreement

In January 1999, the Company hired a consultant to prepare a professional business plan in exchange for 100,000 shares of stock at $0.125 per share

          AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC. AND SUBSIDIARY
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         AS OF DECEMBER 31, 1998

NOTE 14 - SUBSEQUENT EVENTS - CONT'D

(C) Consulting Agreement - Cont'd

based upon the price of a concurrent offering (see Note 14(D)). The Company recorded a consulting expense of $12,500 pursuant to SFAS 123.
The business plan was completed in June 1999 and the shares were issued to the individual in July 1999 for services rendered.

(D) Share Offering

On January 18, 1999, the Board agreed to offer up to 500,000 shares of common stock, pursuant to Section 4(2) of the Securities Act of 1933, as amended, at a $0.125 per share offering price. As of the date of this report, 418,600 shares have been issued under this offering.

NOTE  15 - GOING CONCERN

The Company's financial statements for the year ended December 31, 1998 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $54,404 and has an accumulated deficit of $212,284 for the years ended December 31, 1998. The Company's working capital deficiency of $60,290 at December 31, 1998 may not enable it to meet such objectives as presently structured.

In January 1999, the Board offered 500,000 shares of common stock at $0.125 per share (See Note 14(D)). As of the date of this report, 418,600 shares have been purchased for net proceeds of approximately $52,550. In addition, during 1999 the Company settled a portion of the current liabilities owed to the President of the Company by issuing 48,000 shares of common stock at $0.125 per share (See Note 14(A)).

The ability of the Company to continue as a going concern is dependent upon the Company's ability to raise additional capital and implement its business plan. Management's plans include a seeking an equity investment in the sum of $1,000,000, which will be used to expand operations. The expanded operations include establishment of the following: a San Diego retail and manufacturing facilities, three retail/fleet dealers, commencement of importation of Chinese sports utility vehicles, and an inventory of vehicles. At the end of the initial period, estimated to be 12 months, an additional $2,000,000 will be sought. At that time the Company will utilize the funds to expand inventory, product line, dealer network, foreign markets, establish franchise manufacturers, and establish strategic agreements with major automobile companies.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

B) Unaudited Financial Statements for the period January 1, 1999 to November 30, 1999.

         American Electric Automobile Company, Inc. and Subsidiary
                    Consolidated Balance Sheet

                                           November 30,       December 31
                                           1999,              1998
                                          (Unaudited)
CURRENT ASSETS
Cash and cash equivalents                  $     2,716        $     753
Accounts receivable - related party              6,887            5,987
Payroll tax refund receivable                        -              450
Receivables                                      1,363                -
Prepaid expenses                                   350                -
Inventory                                       42,451            32,194
                                           -----------         ---------
Total Current Assets                            53,767            39,384
                                           -----------         ---------
Property and Equipment                          25,494            24,677
                                           -----------         ---------
OTHER ASSETS
Investments                                      18,750            18,750
                                           -----------        ----------
Total Other Assets                              18,750            18,750
                                            -----------         ---------
TOTAL ASSETS                                $    98,011        $   82,811
                                            ===========        ==========

CURRENT LIABILITIES
Accounts Payable                            $     1,321        $    1,334
Income Tax Payable                                3,200             2,400
Accrued Expenses                                      -            17,429
Accounts Payable-Related Parties                 33,995            50,702
Notes Payable-Related Parties                    18,878            27,809
                                            -----------        ----------
Total Current Liabilities                        57,394            99,674
                                            -----------        ----------
STOCKHOLDERS' EQUITY (DEFICIENCY)
Common Stock                                        354               296
Additional Paid in Capital                      272,143           195,125
Accumulated Deficit                            (231,880)         (212,284)
                                           -----------        -----------
Total Stockholders' Equity (Deficiency)          40,617           (16,863)
                                            -----------         ----------
Total Liabilities & Stockholders Equity     $    98,011        $   82,811
                                            ===========        ============

       American Electric Automobile Company, Inc. and Subsidiary
                 Consolidated Statement of Operations
                           (Unaudited)

                                          Eleven Months Ended
                                   November 30,        November 30,
                                   1999                1998
Net Revenues                       $          3,500    $        22,960
Cost of Revenues                              1,670              8,852
                                          ---------         ----------
Gross Margin                                  1,830             14,108
                                          ---------         ----------
OPERATING EXPENSES
Salaries and wages                                -              7,604
Depreciation expense                              -              7,124
Rent expense                                  1,000              5,500
Other sales and administrative               43,601             21,664
                                          ---------          ---------
Total Operating Expenses                     44,601             41,892
                                          ---------              ------
Loss from Operations               $        (42,771)    $     (27,784)
                                    ---------------           ---------

OTHER EXPENSES
Interest expense
1,531 8,295                        $             -      $           980
Loss on investment                               -               17,188
Loss on investee                                 -                3,185
Gain on debt forgiveness                    23,975                    -
                                   ---------------       --------------
Total Other Expenses                        23,975               21,352
                                   ---------------      ---------------
Loss Before Provision for
  Income Taxes                             (18,796)             (49,136)
Provision for Income Taxes                     800                  733
                                    --------------       --------------
Net Loss                           $       (19,596)     $       (49,870)
                                    --------------             --------

Net loss per share-basic           $          0.01      $          0.02
  and diluted
Weighted average-basic             $        3,013,890   $     2,841,362
  and diluted

See accompanying notes to consolidated financial statements

         American Electric Automobile Company, Inc. and Subsidiary
                Consolidated Statement of Cash Flows
                            (Unaudited)

                                             Eleven Months Ended
                                          November 30,       November 30,
                                          1999               1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                  $    (19,596)      $    (49,870)
Adjustments to Reconcile Net Loss to
  Net Cash Flow
  Gain on debt forgiven                        (23,975)                 -
  Depreciation                                       -              7,772
  Loss from Investee                                 -              3,474
  Loss on Investment                                 -             18,750
  Professional Services                         19,500
Changes in Assets & Liabilities
  (Increase) decrease in:
  Accounts Receivable                                -             (5,962)
  Payroll Tax Refund Receivable                 (1,813)              (413)
  Prepaids                                        (350)                 -
  Inventory                                    (10,257)            (5,516)
  Increase (decrease) in:
  Income Taxes Payable                               -                  -
  Accounts Payable - related parties                 -             (8,248)
  Accounts Payable & Accrued Expenses          (19,505)            (7,388)
                                      ----------------  -----------------
    Net Cash Used in Operating Activities $    (55,996)      $    (47,401)
                                          ------------       -------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Property & Equipment        $       (817)      $     (5,044)
                                          ------------       ------------
    Net Cash Used in Investing Activities $       (817)      $     (5,044)
                                          ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from inssuance of common stock $     58,776       $     50,001
                                          ------------       ------------
    Net Cash Provided by
    Financing Activities                  $     58,776       $     50,001
                                          ------------       ------------
INCREASE/DECREASE IN CASH AND
  CASH EQUIVALENTS                        $      1,963       $     (2,444)

CASH & CASH EQUIVALENTS-BEG OF YEAR       $        753       $      3,134
                                          -----------        -----------
CASH & CASH EQUIVALENTS-END OF YEAR       $        753       $        690
------------------------------------------============       ============
Cash Paid During Year for:
  Interest                                           -                  -
                                          ============       ============
  Income Taxes                                      -                  50
                                          ============       ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
In January 1998, the Company converted an account payable to a related party to a note payable to the same related party in the amount of $17,809.

In June 1998, the Company issued 32,000 common shares in exchange for a vehicle,which the Company intends to convert to an electric automobile. The shares werevalued at $8,000, or $0.25 per share, based upon other shares issued for cash during the same period. The cost of the vehicle is included in inventory at December 31, 1998.

See accompanying notes to consolidated financial statements


         American Electric Automobile Company, Inc. and Subsidiary
                Notes to Consolidated Financial Statements

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been repared in accordance with generally accepted accounting principles, and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information and footnotes necessary for the comprehensive presentation of financial position and results of operations.

It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for the fair financial statements presentation. The results for the interim period are not necessary indicative of the results to be expected for the year.

For further information, refer to the consolidated financial statements and footnotes included in the company's Form 10-SB for the year ended
December 31, 1998.


NOTE 2 - STOCKHOLDERS' EQUITY

During the eleven months ended November 30, 1999, the Company issued 418,600 shares of common stock for $58,776 cash. In addition, 48,000 shares of common stock, valued at $4,800 based on the quoted trading price of the common stock, were issued in exchange for $8,775 of debt to an unrelated party. A gain on the extinquishment of debt was recorded in the amount of $3,975 for the difference between the fair market value and the actual liability. The Company issued 108,000 shares of common stock for services valued at $13,500 based upon the quoted trading price of the common stock on the grant date.

                              SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this disclosure statement to be signed on its behalf by the undersigned, thereunto duly authorized.


AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.

Dated: 2/14/2000

\\GARY G. DeGANO\\


President